Aquino Milling Inc.

10685-B Hazelhurst Dr. #13025

Houston, Texas 77043

Phone: (866) 655-7690

February 29, 2012

By Edgar

Anne Nguyen Parker

Branch Chief - Legal

Securities and Exchange Commission

Washington, DC 20549

Re:         Aquino Milling Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed January 30, 2012

File No. 333-178789

Dear Mrs. Parker:

Aquino Milling Inc. acknowledges receipt of the letter dated February 16, 2012 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC"). Per the instructions in your letter, we have amended our Registration Statement on Form S-1 (the "Second Amended Draft") and have tracked all changes in the Edgarized document for ease of review. The following is an item-by-item response to the Staff’s comments.

We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings. Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments. Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

Prospectus Cover Page

1.	We note your response to prior comment 1 from our letter dated January 25, 2012. You removed the disclosure that proceeds from the offering will be payable to your lawyer’s Attorney Client Escrow Account from the prospectus cover page, as well as from pages 5 and 15. However, under “Plan of Distribution” on page 30 you still disclose that proceeds from the sale of shares will be payable to you lawyer’s Attorney-Client Escrow Account, and that all subscription funds will be held in this account pending closing with no funds released to the company until this offering is complete. Please confirm whether or not any proceeds are to be deposited in this escrow account, and whether such funds will not be released to you until the offering is complete. If such disclosure in incorrect, please remove.

Response:     Revised. We have revised our disclosure in the Plan of Distribution and throughout the registration statement in the Second Amended Draft to address the Staff’s comment No.1 and to provide appropriate corresponding changes to all disclosure to which the comment relates.

Use of Proceeds

Percent of Net Proceeds Received, page 14

2.       We note your response to prior comment 4 from our letter dated January 25, 2012, and we re-issue this comment in part. Please disclose your percent of net proceeds received and how you intend to use such funds for scenarios where you sell only 10% or 30% of the offering, considering that this is a best efforts, no minimum offering and there is no guarantee that you will be able to sell 50% or more of the offering.

Response:       Revised. We have revised our disclosure on page 14 of the registration statement to address the Staff’s comment and have included additional disclosure regarding our percent of net proceeds received and how we intend to use such funds for scenarios where we sell less than 50% of the offering. We note that we have $17,825 in available funds in the Company. Please see page 14 of the Second Amended Draft.

3.	We note your response to prior comment 5 from our letter dated January 25, 2012 indicating that if you are successful in raising 100% of the funds, you will purchase up to three rice milling machines over the course of the first 18 months, and the facility to be constructed can house the additional machines with only an incremental increase in expenses for employees and electricity. As it relates to this disclosure, please provide the following:

• explain how you will be able to purchase three rice milling machines as well as construct a rice milling facility if each machine costs approximately $11 thousand and the facility costs $20 thousand as indicated on page 22 of your filing.

• revise to discuss your intentions regarding the number of rice milling machines you will acquire and construction of the facility, if less than 100% of the proceeds are raised,

• revise the table in the 100% net proceeds received column to add up to $80,000 in total estimated expenses, and

• explain why your general and administrative expenses are estimated to increase from $1 thousand to $10 thousand in the 100% net proceeds received scenario.

Response:       Revised. We have revised our disclosure on page 14 of the registration statement to address the Staff’s comments and have included additional disclosure regarding costs related to milling machines, including :

• We revised our disclosure to indicate that each rice milling machine costs approximately $11,000 and the facility costs are approximately $2,000 and not $20,000 as previously written.

• We revised our disclosure to indicate our intentions to purchase one rice mill and facility if we raise less than 100% of the proceeds utilizing cash on hand.

• We revised the table in the 100% net proceeds received column to add up to $80,000 in total estimated expenses and included additional disclosure to clarify that there are additional funds available to us.

• We have explained why we would expand our general and administrative expenses if we have raised 100% of the net proceeds pursuant to the registration statement.

Please see page 14 of the Second Amended Draft.

4.	In response to prior comment 6 from our letter dated January 25, 2012 you disclose that travel, legal and accounting items will be the first line items to be reduced if the required funding is not raised. In this regard, for instance, you disclose the proceeds applicable to legal and accounting fees will be decreased from $10,000 in your 100% and 60% scenarios to only $5,000 in your 50% scenario. Please explain the minimum amount of capital necessary for you to fund your expenses as a publicly reporting company over the next 12 months.

Response:       Revised. We have revised our disclosure on page 14 of the registration statement to address the Staff’s comment and have included additional disclosure regarding the minimum amount of capital necessary for you to fund your expenses as a publicly reporting company over the next 12 months. Please see pages 14 and 22 of the Second Amended Draft.

Management’s Discussion and Analysis or Plan of Operation

Operations, page 18

5.	In response to prior comment 8 from our letter dated January 25, 2012 you disclose that you hope to complete the offering in the second quarter. We note that this timeframe would have you completing the offering by June 30, 2012, whereas 180 days from now would be mid-August 2012. Accordingly, please explain how you will be able to fund constructing the warehouse in April-May 2012 and purchasing rice milling machinery and installing this machinery in May-June 2012. If funds will still be not released to the company until this offering is complete, then it appears that you would not be able to start purchasing anything until August 2012. This gives you a very short amount of time to complete all necessary tasks before the first harvest in September. Please explain or revise your disclosure.

Response:       Revised. We have revised our disclosure on pages 18-19 of the registration statement to address the Staff’s comment and have included additional disclosure regarding our timetable and operations. Please see pages 18-19 of the Second Amended Draft.

Financial Statements

General

6.	Please update your financial statements pursuant to Rule 8-08 of Regulation S-X. Please also update all related disclosures, such as Management’s Discussion and Analysis.

Response:       Revised. We have updated the financial statements to include financials as of December 31, 2011. Please see the Second Amended Draft.

Signatures, page II-4

7.	We note your response to prior comment 12 from our letter dated January 25, 2012 and we re-issue this comment. In this regard, we note that you have not indicated who signed your registration statement in the capacity of your principal executive officer, principal financial officer, and principal accounting officer or controller. Rather, we note that you have added certain titles after Louie P. Aquino’s signature on behalf of the registrant.

Response:      Revised. We have revised our signatures on page II-4 of the registration statement to address the Staff’s comment. Please see page II-4 of the Amended Draft.

*       *       *

We trust that the responses provided above address the issues raised in the Staff Letter. If you have any questions or require further clarification, please do not hesitate to contact our counsel, Jonathan Strum at Tel: 202 362-9027/ jdstrum@jdstrumlaw.com.

Sincerely,

Mr. Louie P. Aquino
President

VIA EDGAR

cc:      Kevin Dougherty, Staff Attorney, Securities and Exchange Commission, Division of Corporation Finance – Edgar